UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41923

EUPRAXIA PHARMACEUTICALS INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

2198 Yukon Street

Vancouver, British Columbia, Canada V5Y 3P1

Telephone: (250) 590-3968

(Address and telephone number of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form  40-F ☒

INCORPORATION BY REFERENCE

Exhibit 99.1 of this Form 6-K is incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-298036).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Open Market Sale AgreementSM, dated November 10, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUPRAXIA PHARMACEUTICALS INC.

Date: November 10, 2026	By:	/s/ Alex Rothwell
Name: Alex Rothwell
Title: Chief Financial Officer